Volaris announces the appointment of Sonia Jerez Burdeus as

 Chief Financial Officer

Mexico City, Mexico. October 4, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces the appointment of Sonia Jerez Burdeus as Chief Financial Officer of Volaris, effective as of January 7, 2019, reporting directly to Enrique Beltranena Mejicano, President and CEO of Volaris.

Sonia Jerez has a successful career in the field of administration and finance, performing the CFO role previously in the low cost European airlines Vueling and Wizz Air, where she stood out for her exceptional experience in financial discipline, cost control and strategic planning.

“Volaris adds Sonia Jerez to its management team. Jerez will oversee every aspect of corporate finance, and with her extensive experience in the sector, will contribute to the strengthening of the administration and finance functions of the company and our commitment to creating value for our shareholders,” said Enrique Beltranena.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 175 and its fleet from four to 73 aircraft. Volaris offers more than 339 daily flight segments on routes that connect 40 cities in Mexico and 29 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100